Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of shareholders of Karooooo will be held by way of electronic means on Wednesday, 6 July 2022 at 18h00 Singapore Standard Time (which is 12h00 South African Standard Time and 06h00 United States Eastern Daylight Time) for purposes of dealing with the routine and special business of an annual general meeting.

The last day to trade and record date for both distribution of the Notice of Annual General Meeting and in order to be eligible to attend and vote at the Annual General Meeting is Thursday, 9 June 2022.

The Notice of the Annual General Meeting has been distributed today and is available on the Company’s website at www.karooooo.com